

October 27, 2014

<u>Via E-Mail</u>
Mr. Andy Ruppanner
Chief Executive Officer
TOA Distribution Systems, Inc.
5700 University West Blvd West
Suite 304
Albuquerque, NM 87106

      Re: **TOA Distribution Systems, Inc.**
               Form 10-K for the Fiscal Year Ended March 31, 2014
               Filed July 14, 2014
               Form 10-K/A for the Fiscal Year Ended March 31, 2014
               Filed October 24, 2014
               File No. 333-153863

Dear Mr. Ruppanner:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

<u>Form 10-K/A for the Fiscal Year Ended March 31, 2014</u>

<u>Exhibit 31.1</u>

1.   We reissue comment one in our letter dated October 17, 2014 as your Section 302(a) Certification located at Exhibit 31.1 is still not in the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note you have not included language pertaining to your internal control over financial reporting in paragraph 4, you have omitted the language required by paragraph 4(b) and you make reference to the annual period rather than the registrant's most recent fiscal quarter as required by paragraph 4(d). Please revise to provide certifications that comply with the form and content requirements of Item 601(b)(31).

You may contact Julie Marlowe at (202) 551-5395 or me at (202) 551-3650 if you have questions regarding the comment and related matters.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining